(NeoMedia Technologies letterhead)


                                 April 10, 2000


U.S. Securities and Exchange Commission
Office No. 3
Washington, D.C.  20549



Attn:    James M. Daley

         Re: NeoMedia Technologies, Inc./Form S-3 Registration Statement SEC File No. 333-33738; Filed March 31, 2000


Ladies and Gentlemen:

         In connection with the filing of the above-referenced Registration Statement, the legend required by Section 473 was inadvertently omitted. The Registrant hereby amends the Form S-3 Registration Statement to include the following legend on the facing sheet of the document:

                           THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
                           SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
                           SECTION 8(a), MAY DETERMINE.

         Thank you for your consideration.


                                           NEOMEDIA TECHNOLOGIES, INC.





                                           By:  /s/ Charles W. Fritz
                                               ---------------------------------
                                               Charles W. Fritz, Chief Executive
                                               Officer and Chairman of the Board